# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARKO Petroleum Corp., CIK 0002080921
CUSIP: 04124A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 8565 Magellan PKWY., STE 400, Richmond, Virginia (VA), 23227
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001273887

## Reporting persons
- Brookfield Public Securities Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 991,000; sole dispositive power 0; shared dispositive power 991,000; aggregate amount beneficially owned 991,000 (7.9% of the class)
  Comment: In reference to Row 1 above, Brookfield Public Securities Group LLC ("PSG") is the investment adviser to certain funds or accounts, such as Center Coast Brookfield Midstream Focus Fund ("CCBMFF"), that are the record owners of the shares of Class A Common Stock ("Common Stock") reported herein. CCBMFF is the record owner of 900,900 shares of Common Stock.
  
  In reference to Row 11 above, the percent is based on 12,570,223 shares of Common Stock outstanding as of March 27, 2026, as reported in the Annual Report on Form 10-K filed by the issuer on March 30, 2026.
- Brookfield Asset Management Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 991,000; sole dispositive power 0; shared dispositive power 991,000; aggregate amount beneficially owned 991,000 (7.9% of the class)
  Comment: In reference to Row 1 above, Brookfield Asset Management Ltd. ("BAM") is an indirect owner of PSG, and, as a result, BAM may be deemed to beneficially own the shares of Common Stock reported herein.
  
  In reference to Row 11 above, the percentage is based on 12,570,223 shares of Common Stock outstanding as of March 27, 2026, as reported in the Annual Report on Form 10-K filed by the issuer on March 30, 2026.
- Brookfield Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 991,000; sole dispositive power 0; shared dispositive power 991,000; aggregate amount beneficially owned 991,000 (7.9% of the class)
  Comment: In reference to Row 1 above, Brookfield Corporation ("BN") is an indirect owner of PSG, and, as a result, BN may be deemed to beneficially own the shares of Common Stock reported herein.
  
  In reference to Row 11 above, the percentage is based on 12,570,223 shares of Common Stock outstanding as of March 27, 2026, as reported in the Annual Report on Form 10-K filed by the issuer on March 30, 2026.
- BAM Partners Trust: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 991,000; sole dispositive power 0; shared dispositive power 991,000; aggregate amount beneficially owned 991,000 (7.9% of the class)
  Comment: In reference to Row 1 above, BAM Partners Trust ("BAM Partners") is the sole owner of the Class B limited voting shares of each of BN and BAM (with no single individual or entity controlling BAM Partners) and as a result, BAM Partners may be deemed to have indirect beneficial ownership of the shares of Common Stock reported herein.
  
  In reference to Row 11 above, the percentage is based on 12,570,223 shares of Common Stock outstanding as of March 27, 2026, as reported in the Annual Report on Form 10-K filed by the issuer on March 30, 2026.

## Item 1. Issuer
Name of issuer: ARKO Petroleum Corp.
Address of issuer's principal executive offices: 8565 Magellan PKWY., STE 400, Richmond, Virginia 23227

## Item 2. Person Filing
Name of person filing:
Brookfield Public Securities Group LLC ("PSG")
Brookfield Asset Management Ltd. ("BAM")
Brookfield Corporation ("BN")
BAM Partners Trust ("BAM Partners")
(the "Reporting Persons").
*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.
Address of principal business office or, if none, residence:
Brookfield Public Securities Group LLC
Brookfield Place
225 Liberty Street, 35th Floor
New York, NY 10281-1023

Brookfield Corporation
181 Bay Street, Suite 300, P.O. Box 762,
Toronto, Ontario, Canada, M5J 2T3

Brookfield Asset Management Ltd.
Brookfield Place
225 Liberty Street, 8th Floor
New York, NY, 10281-1048

BAM Partners Trust
Brookfield Place
181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
Citizenship: See Item 4 of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brookfield Public Securities Group LLC: /s/ Kevin Christy, Kevin Christy/Chief Compliance Officer (05/08/2026)
- Brookfield Asset Management Ltd.: /s/ Kathy Sarpash, Kathy Sarpash/Managing Director, Legal & Regulatory (05/08/2026)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava/Managing Director, Legal & Regulatory (05/08/2026)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash/Secretary (05/08/2026)